UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ARGOS THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

040221 103

(CUSIP Number)

Pharmstandard International S.A

10a, rue Henri Schnadt

Luxembourg, L-2530

+352 24840131

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 040221 103	SCHEDULE 13D/A	Page 2 of 3

PREAMBLE

This Amendment No. 1 amends and supplements the Schedule 13D (this “Schedule 13D”) filed with the Securities and Exchange Commission on March 22, 2016 by (i) Pharmstandard International S.A. (“Pharmstandard International”) and (ii) Public Joint Stock Company Pharmstandard (“Pharmstandard” and together with Pharmstandard International, the “Reporting Persons”), with respect to the common stock, par value $0.001 per share (the “Common Shares”) of Argos Therapeutics, Inc. (the “Company”).

The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 1) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to include the following information:

On May 19, 2016, Pharmstandard International entered into a Sale and Purchase Agreement (the “Agreement”) pursuant to which Pharmstandard International agreed to sell 934,579 Common Shares to Ervington Investments Limited (the “Purchaser”) in a privately negotiated transaction at a price per Common Share of $5.35. In addition to customary closing conditions, the transaction is subject to the satisfaction or waiver by each of the parties to the Agreement of the following conditions (i) the Company shall have successfully advanced the phase 3 clinical trial of its product candidate AGS-003, and the independent data monitoring team shall have (a) met at least twice since the date of the Agreement and (b) shall have not produced a negative report on its findings after either such meeting, (ii) an investigator-initiated Phase 2 clinical trial in muscle invasive bladder cancer shall have begun, (iii) an investigator-initiated clinical trial of AGS-003 in combination with a PD-1 inhibitor shall have begun, (iv) an ongoing investigator-initiated Phase 2 clinical trial designed to evaluate treatment with AGS-003 in patients with early stage RCC prior to nephrectomy enrolled more than 5 patients, (v) the Company shall have reported revenues for the twelve-month period ending on the last day of its most recently completed fiscal quarter of not less than $3,000,000, (vi) the Company shall have reported total current assets of not less than $5,000,000 on the last day of its most recently completed fiscal period and (vii) the Company shall have timely filed all reports with the Securities and Exchange Commission. The Agreement may be terminated by mutual written agreement of Pharmstandard International and the Purchaser or by either Pharmstandard International or the Purchaser upon written notice to the other if the closing shall not have been consummated as of the close of business on or before December 31, 2017, but only if the party seeking termination is not primarily responsible for the failure to close or to cause the closing conditions set out in the Agreement to be satisfied.

The description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, filed as Exhibit 2 to this Amendment No. 1 and incorporated herein by reference.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to include the information set forth in Item 4 of this Amendment.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

2	Sale and Purchase Agreement dated as of May 19, 2016, by and among Pharmstandard International S.A. and Ervington Investments Limited

CUSIP No. 040221 103	SCHEDULE 13D/A	Page 3 of 3

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 27, 2016

Pharmstandard International S.A.

By:	/s/ Eriks Martinovskis
Name: Eriks Martinovskis Title: Director

Public Joint Stock Company Pharmstandard

By:	/s/ Chupikov Vladimir M.
Name: Chupikov Vladimir M. Title: Chief Operating Officer